

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

<u>Via E-Mail</u>

Mark Munro
Chief Executive Officer
Intercloud Systems, Inc.
2500 N. Military Trail, Suite 275
Boca Raton, Florida 33431

> **Re: Intercloud Systems, Inc. (Formerly Genesis Group Holdings, Inc.)**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed May 21, 2013**
> **File No. 333-185293**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed May 15, 2013**
> **File No. 000-32037**

Dear Mr. Munro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 in our letter dated April 24, 2013, the removal of the price range from your cover page and the disclosure on your cover page of a recent market price on the OTC Bulletin Board. We further note that at the time of the offering you anticipate that your common stock will be trading on the NASDAQ Capital Market. Given that you anticipate that your common stock will be trading on the NASDAQ Capital Market at the time of the offering, it is unclear how the last reported sale price of your common stock on the OTC Bulletin Board is relevant for purposes of establishing the price at which your common stock will be offered. Because you do not

have a recent market price for your securities on the market on which they will be offered, it does not appear that your disclosure currently complies with Instruction 2 to Item 501(b)(3) of Regulation S-K. Please revise your filing to ensure that it complies with Item 501(b)(3) of Regulation S-K. Please note that we may have additional comments once you have provided this disclosure; therefore, please allow us sufficient time to review your disclosure prior to any distribution of preliminary prospectuses.

2. We note the Definitive Information Statement on Schedule 14C that you filed on May 15, 2013 disclosing that the board of directors has been authorized to effect a reverse stock split. With a view towards disclosure in your registration statement if appropriate, please tell us whether the board of directors currently has plans regarding the effectuation of this reverse stock split.

Prospectus Summary, page 2

The Offering, page 7

3. We note the number of shares of common stock to be outstanding immediately after the offering is based on the assumed conversion of your outstanding Series B, C, D and E Preferred Stock into common shares. Please disclose how you computed the number of common shares into which each of these series of preferred stock will be converted.

4. Please tell us why the number of shares of common stock to be outstanding immediately after the offering excludes the 40,000 redeemable common shares outstanding at March 31, 2013.

5. We note your disclosure in the second bullet on page 9 that the Series H Preferred Stock is convertible into 4.49% of the outstanding shares of common stock on the date of conversion. However, based on disclosures elsewhere in the document, including on page F-49, we understand the Series H Preferred Stock is convertible into 4.49% of outstanding common stock *on a fully-diluted basis*. Please revise for clarity and consistency.

6. It appears the number of common shares into which the Series H preferred shares are convertible and the number of common shares issuable upon exercise of the stock purchase warrants discussed in the fifth bullet point on page 9 is independent of the offering price. As such, please disclose the number of shares of common stock issuable on conversion and exercise of these instruments.

7. Please revise the fourth bullet point on page 9 to disclose how you computed the number of common shares issuable upon the exercise of the warrants issued to the lenders of the MidMarket Capital loan. Based on your disclosures in the first paragraph on page F-36 regarding these warrants, we would expect the computation to be based on 11.5% of the *fully-diluted* shares of common stock outstanding on December 6, 2012. If this is not correct, please revise your disclosures accordingly to clarify.

8. Please revise the fifth bullet point on page 9 to identify the warrants as those issued to the holders of Series E Preferred Stock.

Summary Consolidated Financial Data, page 11

9. Amounts presented as other expense, net and loss before income taxes for the year ended December 31, 2012 do not agree to the consolidated statements of operations on page F-4. Please revise or advise. Please also revise the amounts presented as other expense, net and loss before income taxes for the year ended December 31, 2012 in Selected Consolidated Historical Financial Information on page 40 to agree to the amounts presented in the consolidated statements of operations on page F-4.

10. The amount of total current assets at December 31, 2012 does not agree to the consolidated balance sheet on page F-3. Please revise.

Summary Pro Forma Combined Condensed Financial Data, page 12

11. The amount of dividends on preferred stock for the three months ended March 31, 2013 does not agree to the unaudited pro forma combined condensed statement of operations on page 44. Please revise or advise.

Unaudited Pro Forma Combined Condensed Financial Information, page 41

12. Your disclosure that the pro forma financial information does not include any information relating to AW Solutions because the size and historical financial results did not meet the significance thresholds applicable to the provision of financial statements of an acquired entity is inconsistent with your response to comment 52 in our letter dated April 24, 2013, wherein you indicate the acquisition of AW Solutions was significant at the 20% - 40% level, thus requiring the provision of financial statements and related pro forma financial information. Please revise to include the acquisition of AW Solutions in the pro forma financial information and to make conforming revisions to the introductory notes to the pro forma financial information or otherwise tell us why such revisions are not required. Please make conforming revisions to the summary pro forma combined condensed financial data presented on page 12.

13. Please revise the introductory notes to the pro forma financial information to clarify that the pro forma amounts exclude information relating to the acquisition of ERFS because you have determined that the significance thresholds applicable to the provision of financial statements and pro forma information for this acquisition have not been met.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet, page 42

14. We note that the sum of amounts disclosed in footnotes (a) and (j) and footnotes (k) and (s) do not equal the amounts disclosed as pro forma adjustments to cash related to the Telco and IPC acquisitions. Please revise or advise.

15. We note that the sum of the amounts of the equity of Telco described in footnote (b) and the incremental costs of the Telco acquisition disclosed in footnote (j) do not equal the pro forma adjustment to divisional net assets. Please revise or advise.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 45

16. Please provide disclosure which makes transparent to readers how you computed pro forma diluted earnings per share, including a reconciliation from the numerator used in computing basic earnings per share to the numerator used in computing diluted earnings per share.

17. We reviewed your revisions in response to comment 29 in our letter dated April 24, 2013. As previously requested, please disclose how you computed the amount of the adjustment to arrive at pro forma preferred stock dividends in note (v) on page 50.

18. Please disclose the amounts of the pro forma adjustments to interest expense, amortization of deferred loan costs and amortization of the debt discount in footnotes (ee), (ff) and (gg).

19. We note your response to comment 20 in our letter dated April 24, 2013 and the revisions to your disclosure in note (ee). Please tell us why you did not recognize income tax benefits attributable to the other pro forma adjustments to income (loss) before benefit for income taxes for each acquisition.

Pro Forma Shares, page 46

20. We believe the adjustment to arrive at pro forma weighted average common shares outstanding for the year ended December 31, 2012 should be based on the number of common shares you expect to issue on conversion of the Series A, B, C, D and E preferred shares into common shares immediately prior to the offering, as opposed to basing the adjustment on the number of common shares you would have had to issue had the Series A, B, C, D and E preferred shares been converted at December 31, 2012. Please revise or tell us why you believe your current presentation is more appropriate.

Diluted Shares, pages 47

21. Please confirm you have used the treasury stock method in determining the number of shares of common stock issuable upon the exercise of dilutive stock purchase warrants. In addition, please tell us how the shares issuable upon the exercise of the warrants with

an exercise price of $125 per share are reflected in the table of the pro forma weighted average number of diluted shares outstanding.

22. The weighted average number of basic shares outstanding reflected in the table of the pro forma weighted average number of diluted shares outstanding does not agree to the table of the basic weighted average number of common shares outstanding on page 46. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Components of Results of Operations, page 56

Income Taxes, page 58

23. We note the amounts of net operating loss carryforwards differ from the amounts disclosed in note 11 to your financial statements. Please revise or advise.

Results of Operations, page 58

24. Please revise the table on page 59 to include the amount of the net loss for the year ended December 31, 2011.

Liquidity, Capital Resources and Cash Flow, page 64

Working Capital, page 67

25. Your disclosure related to the conversion terms of the Series F Preferred Stock on or before March 31, 2014 is not consistent with your disclosure on page F-49. Please revise or advise.

Cash Flows, page 68

26. It appears that net cash provided by operating activities for the three-month period ended March 31, 2013 is primarily attributable to an increase in accounts payable offset in part primarily by an increase in accounts receivable and other current assets and the loss, net of non-cash charges. Please revise your disclosure accordingly.

Critical accounting policies and estimates, page 69

Stock-Based Compensation, page 71

27. Please expand your disclosures to provide the following:

- A description of the methods and assumptions used in estimating the fair value of the underlying stock and the instruments granted;

- A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date;

- Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the twelve-month period preceding the most recent balance sheet date, including disclosures which relate those factors to changes in assumptions; and

- If significant grants and/or changes in fair value occur after the most recent annual or interim period presented in the filing and prior to the initial public offering or the estimated IPO price differs significantly from the most recent fair value determined, the disclosures requested in the first three bullet points above through the date of the initial public offering.

Index to Financial Statements, page 123

28. We reviewed your response to comment 52 in our letter dated April 24, 2013. As it does not appear the registration statement will become effective within 74 days of April 15, 2013, the date of the acquisition, please confirm you intend to include the historical financial statements of AW Solutions, Inc. and related pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X.

Consolidated Statement of Changes in Stockholders' Deficit, page F-5

29. We note your disclosure on page F-35 that you issued 177,270 shares of common stock in September 2012 as settlement for the cancellation of warrants. Please tell us whether this transaction is the same transaction disclosed as the issuance of 177,270 shares of common stock pursuant to convertible notes payable in the statement. If so, please revise your disclosures for consistency. If not, please tell us how the shares issued in settlement for the cancellation of warrants is reflected in the statement. Please also tell us each of the transactions included in the line item labeled as "issuance of shares for extinguishment of debt and cancellation of warrants" and how they are disclosed in the notes to financial statements. In this regard, we note your disclosure on page F-47 that you issued 199,522 shares of common stock upon the exercise of UTA warrants which appears to be included in this line item and that the fair value of these shares were classified in the statements of cash flows as an adjustment to reconcile net loss to net cash provided by (used in) operations.

Consolidated Statements of Cash Flows, page F-6

30. Please tell us why issuance of convertible notes receivable is properly classified as an adjustment to reconcile net loss to net cash provided by (used in) operations.

31. Please tell us how the following transactions are presented in the statements of changes in stockholders' deficit or the summary of transactions related to redeemable preferred stock on page 50:

- Common stock issued on debt conversion in 2012 in the amount of $237,500; and

- Earn out liabilities pursuant to acquisitions satisfied with common stock in 2011 in the amount of $141,607.

32. We note your disclosure of preferred stock issued on debt conversion in 2011 in the amount of $605,872. Please tell us why the description of this line item and the description on page F-48 are different from the description of the 2011 transactions in the table on page 50.

Notes to Consolidated Financial Statements, page F-7

3. Summary of Significant Accounting Policies, page F-15

Impairment of Long-Lived Intangible Assets and Goodwill, page F-17

33. We reviewed the revised disclosures you provided in response to comment 71 in our letter dated April 24, 2013. It appears the disclosures only address your accounting policies with respect to goodwill. Please revise the disclosure to also address your accounting policies regarding impairment assessments for your other indefinite-lived intangible assets.

Net Loss Per Share, page F-21

34. Please note that increases in the carrying amount of redeemable preferred stock should increase the net loss attributable to common stockholders in the calculation of loss per share. Please refer to ASC 480-10-S99-20. Please revise your computation of basic loss per share for 2012 to include the change in fair value of redeemable securities. Also, please provide disclosure which makes transparent to readers how you computed diluted earnings per share, including a reconciliation from the numerator used in computing basic earnings per share to the numerator used in computing diluted earnings per share.

35. Please provide a narrative explanation for the significant decrease in the number of anti-dilutive common share equivalents outstanding between December 31, 2012 and March 31, 2013, addressing specifically the decrease in common share equivalents attributable to the Series B, C and E Preferred Stock and the Warrants.

4. Acquisitions and Deconsolidation of Subsidiary, page F-25

36. We reviewed your response to comment 72 in our letter dated April 24, 2013 and the related revisions to your disclosure. Please tell us and consider disclosing how you were

able to consummate the acquisitions of Tropical Communications, Inc., RM Engineering, RM Leasing and ERFS without incurring any acquisition related costs.

2012 Acquisitions, page F-26

Contingent Consideration, page F-29

TNS, F-30

37. We reviewed your response to comment 73 in our letter dated April 24, 2013 and the related disclosures in the first paragraph on page F-30, and continue to find your response and the related disclosures unclear. Please provide further clarification regarding whether the 575 shares of Series F Preferred Stock have already been issued or are contingently issuable pursuant to a contingent consideration arrangement. Also clarify how the contingent consideration valued at $259,550 discussed in the first paragraph relates to the contingent consideration issuable in Series F Preferred Stock and valued at $557,933, also discussed in the first paragraph. Finally, please tell us how the 575 Series F preferred shares classified as a liability fit within the guidance in ASC 480-10-25-14b that you reference in your correspondence.

2012 Deconsolidation, page F-30

38. We reviewed your response to comment 77 in our letter dated April 24, 2013. Please disclose: (i) the amount at which your investment in Digital Comm, Inc. (or liability to Digital Comm, Inc. in this case) is carried at each balance sheet date as well as the difference between the amount at which the liability is carried and the amount of the underlying net liabilities of Digital Comm, Inc.; and (ii) summarized information about the assets, liabilities and results of operations of Digital Comm, Inc. Please refer to ASC 323-10-50.

9. Term Loans, page F-33

39. Please disclose the payment terms of the MidMarket Capital term loan. In this regard we note your disclosure regarding the payment terms of the term loan on page 67.

10. Derivative Instruments, page F-41

40. We reviewed your response to comment 81 in our letter dated April 24, 2013. Please disclose the underlying fair value of common stock that was assumed in determining the fair value of the MidMarket warrants at issuance and at each balance sheet date. In addition, please tell us why these values are reasonable in light of the value at which you intend to price the common shares in this offering, including the intervening events which resulted in the increases in the fair value of your common stock.

11. Income Taxes, page F-43

41. Please tell us your consideration of disclosing the domestic and foreign components of income (losses) before income tax expense (benefit). Also, please explain to us why there was no foreign income tax expense or benefit during the three months ended March 31, 2013.

14. Stockholders' Deficit, page F-45

Common Stock, page F-45

42. Your disclosure that you determine the value at which to record common stock issued in connection with acquisitions using the Option Pricing Method is inconsistent with your response to comment 86 in our letter dated April 24, 2013 wherein you indicate that you use the market price of your common stock to determine the fair value of common shares issued in connection with acquisitions. Please advise or revise.

43. We note your disclosure on page F-46 that you issued 28,826 shares in January 2013 and 146,334 shares in March 2013 pursuant to conversion of notes payable, and that the fair value of the shares exceeded the principal balance of the notes. Please tell us how you recorded these transactions and whether you recognized a loss on the conversions.

44. Please tell us how the write-off of the deposit recognized upon the issuance of shares pursuant to pending acquisition disclosed on page F-46 is presented in the statements of cash flows.

15. Redeemable Preferred Stock, page F-47

45. Based on the conversion terms disclosed, we are not able to re-compute the number of common shares into which the Series B, C, D, E or H Preferred Shares are convertible at each balance sheet date. Please revise your disclosures to further clarify how you computed the number of common shares into which the Series B, C, D, E and H Preferred Shares are convertible at each balance sheet date. In addition, we note your disclosure that at December 31, 2012, the holders of Series B Preferred Stock agreed to convert their shares into common stock prior to the holders of Series E Preferred Stock, Series H Preferred Stock, Series E Warrants and MidMarket Warrants. Please disclose if and how this agreement impacts the number of common shares into which the Series B shares are convertible at December 31, 2012. Additionally, tell us why the holders entered this agreement and any compensation they received in return for entering into the agreement.

46. It appears total fully-diluted common shares outstanding used for determining the number of common shares into which various series of preferred shares are convertible at each balance sheet date is based on weighted average common shares as disclosed on the statements of operations plus potentially dilutive shares as presented in the table on page

F-22. Tell us why total fully-diluted common shares outstanding is computed in this manner as opposed to using total common shares outstanding at a given balance sheet date plus the potentially dilutive shares.

Series C, page F-48

47. You indicate that at December 31, 2012 the Series C Preferred Stock was convertible into 1,979,608 shares of common stock whereas the table on page F-22 indicates the Series C Preferred Stock was convertible into 13,560,038 shares at December 31, 2012. Please revise for consistency or otherwise advise.

Series G, page F-49

48. We reviewed your response to comment 93 in our letter dated April 24, 2013. Please revise your disclosures on pages F-27 and F-29 regarding the Series G Preferred Stock for clarity and consistency with your response and the revised disclosures provided on page F-49.

Note 16. Preferred Dividends, page F-51

49. The dividend rate for Series C shares of 12% does not agree to the balance sheet or the disclosures on page F-48. Please revise or advise.

50. We note your disclosure that per the terms of the Series H Preferred Stock dividends stopped accruing after five months. Please revise your disclosures on page F-49 to explain this feature of the Series H Preferred Stock.

TNS, Inc. Financial Statements For the Years Ended December 31, 2011 and 2010, page F-54

Note 6: Subsequent Events, page F-63

51. We reviewed your response to comment 95 in our letter dated April 24, 2013 and we reissue the comment as we are still unable to locate disclosure in the InterCloud Systems, Inc. financial statements regarding the additional shares of common stock to be issued upon completion of an underwritten public offering. Additionally, please tell us why these common shares are excluded from the shares of common stock to be outstanding immediately after the offering as disclosed on page 8.

Telco Professional Services and Handset Testing Divisions Financial Statements for the Years Ended December 31, 2012 and 2011, page F-111

Statement of Changes in Divisional Net Assets, page F-113

52. The ending balance of divisional net assets at each balance sheet date does not agree to divisional net assets as reported on the balance sheets. Please revise or otherwise advise.

Exhibit Index, page II-10

53. We note your response to comment 48 in our letter dated April 24, 2013. It is anticipated that once a company begins filing its interactive data files the obligation continues with all of its subsequent filings. Please file your interactive data files with your next amendment.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Exhibits 31.1 and 31.2

54. Please revise the Section 302 certifications to conform to the exact wording prescribed by Item 601(b)(31) of Regulation S-K. In particular, please revise paragraph 3 to refer to "this Report" rather than "this Quarterly Report" and revise paragraph 4.c. to eliminate the reference to "this Annual Report" and instead refer to "this Report."

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director